UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares

04 May 2022

Shell plc (the ‘Company’) announces that on 04 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
04/05/2022	906,557	£22.4950	£22.1300	£22.3421	LSE
04/05/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)
04/05/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 040522 (https://ml-eu.globenewswire.com/Resource/Download/d80f8372-9488-410b-b816-94a2b4f9438c)

Transaction in Own Shares

05 May 2022

Shell plc (the ‘Company’) announces that on 05 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
05/05/2022	1,314,975	22.950	22.650	22.897	LSE
05/05/2022	329,692	22.950	22.645	22.909	Chi-X (CXE)
05/05/2022	268,780	22.950	22.645	22.905	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 05 (https://ml-eu.globenewswire.com/Resource/Download/1606fe5b-33c3-4aa0-8453-ebdb10dee0f6)

Transaction in Own Shares

06 May 2022

Shell plc (the ‘Company’) announces that on 06 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
06/05/2022	2,659,000	23.290	22.880	23.131	LSE
06/05/2022	452,000	23.290	22.885	23.132	Chi-X (CXE)
06/05/2022	421,000	23.290	22.875	23.122	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	RNS Report SHELL 2022 05 06 (https://ml-eu.globenewswire.com/Resource/Download/4de6c742-9e1f-4f2d-90bf-d4efa33369da)

Transaction in Own Shares

09 May 2022

Shell plc (the ‘Company’) announces that on 09 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
09/05/2022	2,715,000	23.345	22.250	22.770	LSE
09/05/2022	450,000	23.340	22.255	22.803	Chi-X (CXE)
09/05/2022	422,000	23.335	22.280	22.814	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	RNS Report SHELL 2022 05 09 (https://ml-eu.globenewswire.com/Resource/Download/5c987a5f-4173-4b2f-aadc-cec852dafb79)

Transaction in Own Shares

10 May 2022

Shell plc (the ‘Company’) announces that on 10 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
10/05/2022	2,703,000	22.595	21.915	22.281	LSE
10/05/2022	445,000	22.590	21.915	22.273	Chi-X (CXE)
10/05/2022	419,000	22.595	21.915	22.269	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 10 (https://ml-eu.globenewswire.com/Resource/Download/aafe9073-552b-43ca-95f2-8d040627c5b0)

Transaction in Own Shares

11 May 2022
Shell plc (the ‘Company’) announces that on 11 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
11/05/2022	2,751,000	23.205	22.395	22.868	LSE
11/05/2022	443,000	23.185	22.395	22.827	Chi-X (CXE)
11/05/2022	418,000	23.185	22.380	22.821	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 11 (https://ml-eu.globenewswire.com/Resource/Download/0bdece04-fcd5-45a9-bd82-9cfdb615fee2)

Transaction in Own Shares

12 May 2022

Shell plc (the ‘Company’) announces that on 12 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
12/05/2022	2,827,000	22.900	22.305	22.549	LSE
12/05/2022	445,000	22.880	22.310	22.550	Chi-X (CXE)
12/05/2022	426,000	22.890	22.310	22.552	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 12 (https://ml-eu.globenewswire.com/Resource/Download/c40c232b-35a6-4a72-9d8a-2e5439da1ac3)

Transaction in Own Shares

13 May 2022
Shell plc (the ‘Company’) announces that on 13 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
13/05/2022	2,915,000	23.090	22.455	22.762	LSE
13/05/2022	446,000	23.085	22.455	22.743	Chi-X (CXE)
13/05/2022	440,000	23.070	22.455	22.736	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	RNS Report SHELL 2022 05 13 (https://ml-eu.globenewswire.com/Resource/Download/09e4830a-6789-438e-a655-7530f732f388)

Transaction in Own Shares

16 May 2022

Shell plc (the ‘Company’) announces that on 16 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
16/05/2022	2,937,000	23.400	22.920	23.171	LSE
16/05/2022	441,263	23.370	22.940	23.169	Chi-X (CXE)
16/05/2022	443,000	23.400	22.930	23.184	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 16 (https://ml-eu.globenewswire.com/Resource/Download/e07eb059-85f3-4186-9382-78046d3d2219)

Transaction in Own Shares

17 May 2022

Shell plc (the ‘Company’) announces that on 17 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
17/05/2022	2,961,000	23.635	23.355	23.536	LSE
17/05/2022	438,000	23.625	23.365	23.535	Chi-X (CXE)
17/05/2022	447,000	23.635	23.350	23.536	BATS (BXE)

 These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  RNS Report SHELL 2022 05 17 (https://ml-eu.globenewswire.com/Resource/Download/4fd92c58-7a5a-4f46-a1ad-38b61dc99940)

Transaction in Own Shares

18 May 2022

Shell plc (the ‘Company’) announces that on 18 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
18/05/2022	3,012,000	24.085	23.405	23.864	LSE
18/05/2022	442,000	24.085	23.405	23.865	Chi-X (CXE)
18/05/2022	451,000	24.040	23.420	23.868	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 18 (https://ml-eu.globenewswire.com/Resource/Download/ce5c791f-b15b-488d-ab01-b620737a4ee0)

Transaction in Own Shares

19 May 2022

Shell plc (the ‘Company’) announces that on 19 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
19/05/2022	3,046,000	23.740	23.010	23.199	LSE
19/05/2022	431,000	23.730	23.010	23.199	Chi-X (CXE)
19/05/2022	456,000	23.735	23.010	23.200	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 19 (https://ml-eu.globenewswire.com/Resource/Download/4796c38f-e26b-4178-8cf0-a6a44a041204)

Transaction in Own Shares

20 May 2022

Shell plc (the ‘Company’) announces that on 20 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
20/05/2022	3,046,000	23.790	23.290	23.621	LSE
20/05/2022	432,000	23.785	23.295	23.622	Chi-X (CXE)
20/05/2022	457,000	23.780	23.315	23.621	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 20 (https://ml-eu.globenewswire.com/Resource/Download/4376d708-c346-4f13-9cda-7decf09c75eb)

Transaction in Own Shares

23 May 2022
Shell plc (the ‘Company’) announces that on 23 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
23/05/2022	3,022,000	23.890	23.500	23.784	LSE
23/05/2022	439,000	23.890	23.495	23.776	Chi-X (CXE)
23/05/2022	450,000	23.890	23.505	23.777	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 23 (https://ml-eu.globenewswire.com/Resource/Download/0db2e585-7aa0-40cc-85de-d12ebd8e44af)

Transaction in Own Shares

24 May 2022
Shell plc (the ‘Company’) announces that on 24 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
24/05/2022	3,054,000	23.765	23.455	23.603	LSE
24/05/2022	447,000	23.760	23.475	23.598	Chi-X (CXE)
24/05/2022	452,000	23.755	23.455	23.600	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 24 (https://ml-eu.globenewswire.com/Resource/Download/ad26c80e-3ae9-4ca6-89a5-49a0c454c887)

Transaction in Own Shares

25 May 2022
Shell plc (the ‘Company’) announces that on 25 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
25/05/2022	3,051,000	24.010	23.640	23.844	LSE
25/05/2022	451,000	24.005	23.640	23.842	Chi-X (CXE)
25/05/2022	451,000	24.000	23.640	23.840	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 25 (https://ml-eu.globenewswire.com/Resource/Download/c375d0c0-0e6c-4143-891e-0f3db182b7fd)

Transaction in Own Shares

26 May 2022

Shell plc (the ‘Company’) announces that on 26 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
26/05/2022	3,064,000	24.135	23.890	24.051	LSE
26/05/2022	461,000	24.135	23.890	24.048	Chi-X (CXE)
26/05/2022	455,000	24.140	23.890	24.047	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	RNS Report SHELL 2022 05 26 (https://ml-eu.globenewswire.com/Resource/Download/3218befc-36f2-4a99-8033-f2fa8a3497e0)

Transaction in Own Shares

27 May 2022

Shell plc (the ‘Company’) announces that on 27 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
27/05/2022	3,035,000	24.095	23.545	23.766	LSE
27/05/2022	464,000	24.080	23.545	23.762	Chi-X (CXE)
27/05/2022	460,000	24.080	23.545	23.763	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  RNS Report SHELL 2022 05 27 (https://ml-eu.globenewswire.com/Resource/Download/b4645a00-2178-46bd-bc11-e4a8d93a200c)

Transaction in Own Shares

30 May 2022

Shell plc (the ‘Company’) announces that on 30 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
30/05/2022	3,065,000	23.970	23.490	23.684	LSE
30/05/2022	480,000	23.970	23.490	23.674	Chi-X (CXE)
30/05/2022	467,000	23.970	23.495	23.673	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 30 (https://ml-eu.globenewswire.com/Resource/Download/325410a8-14e3-4dcb-9586-47f9ad1393b4)

Transaction in Own Shares

31 May 2022

Shell plc (the ‘Company’) announces that on 31 May 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
31/05/2022	3,004,000	24.215	23.820	24.077	LSE
31/05/2022	479,000	24.215	23.880	24.083	Chi-X (CXE)
31/05/2022	465,000	24.210	23.885	24.080	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 05 31 (https://ml-eu.globenewswire.com/Resource/Download/ad2a58ed-bb33-4d72-ba1e-8fe2b7f95316)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 8, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary